FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary (Signature)*

Date 27 April 2004

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2004 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2004

Table of contents

1.	CEO review
2.	Result review
3.	Credit Quality
4.	Other Financial Issues
5.	Business performance
6.	Strategy
7.	Supplementary information

SECTION 1

ANZ Interim Results

John McFarlane

Chief Executive officer

ANZ Interim Results Summary

			v Mar 03	v Sept 03

NPAT
• Headline	$1,396	m	22%	16%
• Excluding significant transactions	$1,312	m	15%	9%
• Underlying(3)	$1,241	m	10%	4%

EPS	76.8	cents	11%	5%
Cash EPS(1)	78.9	cents	11%	5%
Dividend fully franked(2)	47	cents	11%	n/a

(1).                            EPS excluding significant transactions and goodwill amortisation

(2).                            March 03 dividend of 44c adjusted for bonus element of rights issue (@0.9597)

(3).                            Excludes significant items, NBNZ and adjusts base for TrUEPrS swap

ANZ now has a strong foundation

Successful specialist business model

•                  Model now enhanced by clustering around customers;

•                  Personal - Key driver of future growth

•                  Institutional - A leading business with lower risk

•                  Corporate - Strong organic growth

Risk reduced and sustainability improved

•                  Credit concentrations almost to optimal levels

•                  International risk exposure contained

•                  Business mix now more domestic and sustainable

•                  Trading risk modest

NBNZ acquisition brings New Zealand leadership

•                  NBNZ acquisition cash EPS accretive

•                  Two-phase implementation plan

•                  Integration and cost synergies are on track

•                  Revenue attrition better than expected

•                  Customer numbers are now growing

A low risk approach to NBNZ integration

Phase one: quick wins

•                RBNZ approval expected early May

•                Legal amalgamation into ANZ National, targeted for 30 June 2004

•                Maintain both brands to enhance customer retention

•                Rapidly integrate activities that are not systems dependent

•                Idea sharing already begun for franchise growth

Phase two: full integration

•                Full plans already submitted to RBNZ. Discussions well progressed

•                Systems strategy:

•                  Domestic – NZ stand-alone

•                  International – Group systems

•                Common systems suite in both Australia and New Zealand

•                Full systems integration expected by end 2005

SECTION 2

Results Review

Peter Marriott

Chief Financial Officer

A good underlying result, driven by strong income growth and improved credit quality

[CHART]

Cash EPS	Cash EPS			EPS
71.0	75.2	EPS growth	11% / 5%	78.9 Including NBNZ

* Reflects StEPS being reinvested in AUD whereas TrUEPrS was invested in USD

# Reflects loss of earnings on TrUEPrS hedge

Strong balance sheet growth across most businesses…

•                  End of period lending assets grew by $41.4b (25%) for the half.  Excluding NBNZ, lending grew $8.8b (5%)

•                  Excluding NBNZ, growth was largely in Mortgages $6.8b (10%) and Corporate $1.7b (11%) for the half, reflecting favourable market conditions for both businesses

Lending Volumes ($b)

[CHART]

•                  End of period deposits increased to $128.4b (29%) for the half. Excluding NBNZ deposits volumes grew to $104.9b (5%)

•                  Strong growth was seen across the board, with Personal Banking & Wealth up $1.7b (5.3%), Institutional up $1.5b (5.8%), and Corporate up $0.7b (5.5%)

Deposit Volumes ($b)

[CHART]

*Other deposits include Esanda retail debentures

…partly offset by margin pressure, particularly in 2nd quarter

•                  Reduction in mortgage margins the key driver of margin decline –this reduction driven primarily by interest rate environment

•                  Mix impact  of 5bp includes 4bp for increased wholesale funding and 1bp for mortgage mix

Margin Drivers

[CHART]

•                  Mortgage margins were down 12bp over the half, driven principally by the cyclical impact of wholesale rates moving up ahead of the cash rate during the half

•                  Average spread between Cash rate and rolling 30 day rate: Jun-03 6bp, Sep-03 6bp, Dec-03 8bp, Mar-04 21bp

•                  Mortgage broker costs accounted for just 1bp of the 12bp mortgage margin decline

Interest rate environment adversely
impacting mortgage margins

[CHART]

Growth in underlying non-interest income reflects volume growth

[CHART]

Expenses well controlled, providing scope for re-investment

Underlying operating expenses increased by 2.8% over the half. Key drivers were:

•              Operating costs were up 4% in Personal Banking as a result of increased staff training, the cost of rolling out the new telling platform, and increased depreciation resulting from further investment in technology and branch refurbishments

•              SME expenses up 8% over the half, reflecting substantial investment in this business as we expand the footprint

•              Volume related costs in the mortgages business drove expenses up 8% over the half

Expenses: Investing for growth

[CHART]

The cost to income ratio remains comfortably within our stated target range of “mid 40’s”.

•              Both the NBNZ acquisition and TrUEPrS redemption impacted the ratio in the half

•              The ratio was also impacted by investment in the franchise in the first half

Cost to Income within mid 40’s target

[CHART]

*includes Acquisition, Funding & Integration Costs

Doubtful Debts Provision reflects improved underlying portfolio

•                  Standard ELP charge (as a % of average lending assets) has remained stable at 31bps (32bps September 2003)

•                  inclusion of higher quality NBNZ portfolio reduces ELP rate by ~1bp

•                  reduction in headline ELP charge due to 4bps reduction in ELP central adjustment

•                  ELP top up is being unwound in line with the improved credit quality of the offshore lending book, driven by the de-risking strategy

ELP Rate Drivers

[CHART]

ELP Charge

[CHART]

SECTION 3

Credit Quality

Overall portfolio in good shape

•	Mortgages portfolio remains healthy

•	Domestic corporate environment relatively buoyant
		•	Risk in the business has been significantly reduced
•	Non-core offshore lending has been significantly reduced
		•	Credit quality the best it has been for some time
•	Specific Provisions down 27% on 2H03, no large individual losses

•	Gross Non-Accrual loans down 8% on 2H03, lowest level since 1997

Quality of Consumer & SME portfolios again better than expected

•                  Mortgage delinquencies (60 days) improved over the half

•                  Delinquency for customers new to SME since September 2002 is in line with delinquency on legacy SME portfolio

•                  Strong economic conditions and prudent credit practices have continued to see our Retail delinquency and loss rates remain very low

Delinquencies down on March 03

[CHART]

•                  Delinquency for Mortgage products have flattened over the half

•                  delinquencies on RILs and Broker introduced loans have remained in line with the wider portfolio

•                  Australia’s low unemployment rate should continue to help maintain the quality of the portfolio

Mortgage delinquencies remain low across
each category*

[CHART]

SECTION 4

Other Financial Issues

•                  Revenue Hedging

•                  Tax Risk

•                  Capital Position

•                  Dividends

•                  Outlook

Capital position remains strong, and towards the top end of our range

•                  With the acquisition of NBNZ further reducing the risk in the balance sheet, the Group lowered its ACE target range by 50bpts in the half to 4.75% to 5.25%

•                  Capital position is strong, but will be impacted by new APRA treatment of

•                  intangibles this is likely to reduce ACE by approximately 20bp from June onwards

Drivers of ACE ratio

[CHART]

A record interim dividend

•                  The record interim dividend of 47 cents per ordinary share represents an 11.1% increase on the 2003 interim dividend adjusting for the bonus element of the rights issue*

•                  Policy is to increase dividend in line with cash earnings per share growth

•                  Cash payout ratio is calculated against core cash earnings (defined as earnings after hybrid distributions, but before goodwill and significant items)

•                  Expect to sustain full franking capacity for the foreseeable future, despite the lower percentage of Australian profits

Interim Dividends

[CHART]

*2003 interim dividend discounted by 0.9597 representing the dilution impact of the bonus element of the rights issue

Short term outlook

•                  We expect ANZ will continue to perform well in 2004

•                  Margin pressures likely to subside in the second half due to lower gap between 90 day rate and cash rate

•                  Lending growth likely to remain robust, but with moderating mortgage growth offset by increased business lending

•                  Expenses will continue to be well managed and focus on growth

•                  Credit quality expected to remain in good shape

•                  Integration costs higher in the second half

SECTION 5

Business
Performance

Dr Bob Edgar

Chief Operating Officer

Our consumer and corporate businesses were the key driver of underlying profit growth, offsetting de-risking impact in IFS

Cluster	PCP Growth			Key Drivers
Consumer Businesses	$62	m*	15%	• Personal Banking Australia up 13% due to growth in consumer deposits, lending and sales commissions
				• Consumer Finance up 21%* due to strong customer growth and turnover in the merchant business
				• ING JV up 18%

				*after adjusting for cards under accrual in 1H03

Institutional Financial	$(4	)m	1%	• Fall in NPAT reflects de-risking within the lending portfolio and the impact of the appreciation of the AUD on USD earnings

Corporate	$16		12%	• Strong lending growth in both Corporate and SME driving profit
				• Revenue offset by the cost of expanding the geographic footprint in SME franchise

New Zealand Business	$136	m	large	• Strong lending growth in NBNZ offset reduced volumes in Corporate & Institutional
				• ANZ (NZ) down largely due to margin pressure and continued investment in the franchise

Other	$(1	)m		• 11% growth in Esanda resulting from buoyant new car market and efficiency gains
				• 4% contractions in both Asia Pacific and Treasury driven by exchange and interest rate environments respectively

We now have a strong position in the domestic consumer market

We now have a combined retail customer base across Australia & New Zealand of approximately 5.1m customers

•                  We have a scale position

•                  Following the NBNZ integration, all retail customers will be on a Hogan platform

•                  Relative market shares indicate the capacity to derive profit from retail banking

Retail Market Share in Australia & New Zealand*

[CHART]

Our Australian consumer businesses have improved their position

In 2002, we set out to revitalise our branch network, with the aim of growing our market share and our share of wallet

•                  We have grown market share by more than each of our peers. Specialisation has helped with this.

•                  We have grown our share of wallet, but remain well below peers. Clustering of consumer businesses will help grow share of wallet going forward

Australian Market Share
Traditional Banking*
Jan 2004

[CHART]

Change in Market Share
Jun 2002 – Jan 2004

[CHART]

Share of Customer Wallet*

[CHART]

Change in Share of Wallet

Jun 2002 - Jan 2004

[CHART]

Source – Roy Morgan Research

*traditional consumer banking is defined as transactions, deposits, personal/other loans, mortgages and credit cards, rolling 12 months. Peers include CBA, NAB, WBC

Personal Banking Australia: strong foundation delivering results

A continued commitment to investing in our franchise has seen strong growth in the half with NPAT up 8%.  The result was built upon:

•                  Strong revenue growth up 5% on the half driven by robust deposits growth up 5%, solid growth in Rural lending  up 8%, and continued growth in our margin lending business up 39%.

•                  Net interest margin increased 4bps following increases in the cash rate, but was partly offset by growth in lower margin deposits

•                  Increase in non interest income reflecting 4% growth in sales and retention payments received from sale of ANZ products.

•                  Expenses increased 4% largely due to our continued investment in the franchise, including:

•                  Continued investment in sales training

•                  The successful roll out of the new telling platform to the entire branch network

•                  Ongoing commitment to branch refurbishments and improving the risk profile of our branch network.

•                  Opening of four new branches in the half

The investment in our franchise is delivering results

Staff satisfaction

[CHART]

Customer satisfaction

[CHART]

Driving solid growth in NPAT

[CHART]

*Peers include CBA, NAB, WBC

Consumer Finance: interchange impact well managed; offset by growth initiatives

Strong profit growth, up 9% for the half driven by:

•                  Well managed changes to credit card programs following Interchange Reform

•                  Significant reduction in loyalty expense following the restructuring of our product suite

•                  Customer attrition minimised; concentrated in high transacting customers

•                  Leading loyalty product – ANZ Frequent Flyer (“AFF”) -remains attractive

•                  Majority (52%) of customers not impacted

•                  Only Big 4 Bank still offering $1 spend to earn 1 QFF point on standard and Gold VISA/MasterCards

•                  New products/services– Diners; Low Rate MasterCard -have been successful; on-line Personal loan approval

•                  Strong growth in the merchant customer base with 6% increase in the half year

•                  Increased merchant turnover over the Christmas period

•                  Strong expense control: up 1% on prior half

Our merchant base has grown
Customer numbers (000s)

[CHART]

NPAT

[CHART]

$ spend to earn 1 QFF point for
standard and Gold VISA/MasterCards

[CHART]

Mortgages: strong volume growth more than offset by interest rate environment

NPAT reduced 7% for the half despite continued strong volume growth, key drivers included:

•                  A 10% increase in mortgage volumes during the half resulting from record sales volumes being written through all key channels was offset by a 12 basis point reduction in margin due to higher funding costs following two interest rate increases.

•                  Sales and retention commissions paid to personal Banking increased due to growth in sales through the branch network

•                  Operating expenses increased 8% largely driven by volume growth, along with costs associated with the business investing for the future

In the half the Mortgages business has significantly improved customer and staff satisfaction, maintained product leadership in Cannex Awards (independent mortgage analysts), and continued to focus on channel diversity, including development of the ANZ Mortgage Solutions franchises

Cannex Product Awards March 2004

[CHART]

Margin impact on NPAT substantial

[CHART]

Australian Retail Mortgage
sales remain strong

[CHART]

IFS: subdued result driven by focus upon de-risking

The IFS profit was adversely affected by revenue constraints imposed by the de-risking strategy, and the strength of the AUD affecting offshore earnings. Positive aspects of the result include:

•              Specific provision charge has decreased A$32m (34%) to A$62m for the half, reflecting the improving quality of the portfolio and AUD appreciation

•              Continued underlying cost discipline was evident across the business with operating expenses up 3% for the half, largely attributable to increased pension costs in the UK and increasing our FX and Capital Markets capabilities in the UK and Asia.

•              Maintained our leading domestic market position

•              IFS offshore lending reduced by 47% since September 2001.  At March 2004 IFS offshore lending comprise ~ 3% of Group balance sheet

NPAT composition shifted towards
less volatile and more sustainable
earnings

[CHART]

IFS Offshore assets as % of Group
assets substantially reduced

[CHART]

Reduction in lending assets
is affecting NPAT*

[CHART]

*End of period NLA’s

Corporate: continued strong growth and investment in the business

Continued growth in Corporate NPAT with the half year result up 5%, key highlights include:

Corporate Banking Australia

•                  4% revenue growth driven by growth in average lending volumes of 10%, coupled with solid growth in average deposit volumes of 8%

•                  Wall St to Main St activity increased, with revenue from these deals up over 50% in the half

•                  46% of total profit generated from Corporate customers is recorded in other business units results

•                  Operating expenses were up 4% as we invested for growth, including increased frontline FTE

•                  Net specific provisions down significantly from 2H03.

Small to Medium Enterprises Australia

•                  7% revenue growth driven by 14% average lending growth, and 9% increase in average deposit volumes

•                  Continued growth reflecting effective investment in the business and a focus on delivering a superior customer proposition, including;

•                  expanding our geographic business footprint: frontline FTE up ~ 200 in last two years

•                  more FTE committed to industry specialisation

•                  effective use of 3rd party originated loans to ensure full capacity utilization of relationship teams and continuing introduction of quality customers to ANZ

•                  Operating expenses up 8% reflecting the above mentioned investments and on-going business infrastructure

•              Sound credit quality, which is closely monitored

Strong, low risk lending growth

[CHART]

Price is not a key driver in customers
using brokers in SME market

[CHART]

ANZ New Zealand (ex NBNZ): result affected by inclusion of mortgage business, margin pressure and exchange rates

ANZ (NZ) result was adversely affected by reduced net interest income from mortgages business (mortgage business included for the first time  which was previously reported in ANZ’s specialist Mortgages business) and exchange rates. As a result, NPAT was down 3% for the half, however excluding Mortgages, NPAT increased 1%

•                  Personal - strong growth in deposit FUM offset by a decline in fee income, due partly to the removal of non-ANZ ATM fee for NBNZ customers, and lower punitive fee income.  The half also saw continued re-investment in the franchise, with the opening of two branches and increased spend on brand image. This increased investment offset net interest income growth of 2% resulting in a flat profit for Personal in the half.

•                  Mortgages – after several halves of stable margins, an adverse yield curve in the current half resulted in a 13bp margin contraction in the mortgages business, more than offsetting the good volume growth.

•                  Other – solid performance principally from Corporate, driven largely by strong interest income from robust lending and deposit growth and growth in fee income

ANZ (NZ) NPAT adversely impacted by
Mortgages

[CHART]

Interest rate environment adversely
impacting mortgage margins

[CHART]

Integration update

1.              Integration Planning

•                  Detailed integration planning for 41 workstreams virtually completed, common management structure in place

•                  Integration is on track; an integration timetable is included in the appendix (refer page [71])

2.              Systems

•                  ANZ National to adopt common systems largely based around ANZ’s core systems with selected best of breed front office NBNZ applications

3.              Synergies

•                  To meet RBNZ requirements, more technology processing than expected will be undertaken in NZ. The cost of this has been offset by the identification of additional synergies, with overall cost synergies in line with prior forecast of A$110m pa (within 3 years)

•                  RBNZ focus is industry wide not ANZ and NBNZ specific

•                  Customer attrition rate is better than originally forecast, and expected revenue synergies have been upgraded

4.              Integration Costs

•                  Integration costs remain in line with prior estimate of A$230m.

Net customer acquisition rebounding well

NBNZ Personal

•                  acquisition of customers continues to rebound from 2003, and continues to be a net acquirer

ANZ Personal

•                  net outflow continues, but at a much lower level in March compared to February 2004 and March 2003

NBNZ Business & Rural

•                  net acquisitions remain positive, however down on year earlier levels

ANZ Business & Rural

•                  net outflow continues but at a substantially reduced rate compared to twelve months prior

ANZ Corporate

•                  maintains a net inflow

Personal Net Customer
Acquisition rebounding well

[CHART]

* 3 month moving average removes impact of monthly volatility

Current integration plans project a positive outcome from 2006

Net Integration Position (pre-tax)

[CHART]

•                  Cost synergies in line with business case, however newly identified synergies offset by increased processing costs in NZ

•                  Revenue attrition improved modestly on business case

•                  Revenue synergies substantially upgraded from business case

•                  Integration costs $230m

•                              ~10% will be met by restructuring charge included in the calculation of goodwill

•                              ~10% relates to equipment that will be capitalised

•                              ~10%-15% relates to the cost of existing resources

Integration Costs: where
we will spend $230m

[CHART]

Cost Synergies*: where
we will save $110m p.a.

[CHART]

Revenue Synergies*: where
we will create revenue
benefits

[CHART]

*Synergies are based on percentage of 2007 benefits

Integration timetable*

[CHART]

*selected business units

Business summary

•                  Consumer & Corporate businesses performing well

•                  Institutional Financial Services de-risking strategy progressing well

•                  New Zealand business and integration on track

•                  A strong foundation for growth

SECTION 6

CEO Review

John McFarlane

Chief Executive Officer

ANZ systematically optimises variables to create value

[CHART]

After six years of risk reduction we are now approaching optimal levels

Offshore exposure

[CHART]

*excludes significant and abnormal items

Trading Value at Risk#

[CHART]

# Average daily Value at Risk at 97.5% confidence interval

Our strategy is to grow sustainable earnings at low volatility

•                  NZ makes our earnings less volatile

•                  Although NZ alone is more volatile than group, diversification results in NZ creating lower overall volatility at a group level

Volatility in ANZ 6 monthly NPAT growth
over past 10 years*

[CHART]

•              Wealth management’s susceptibility to globalisation and rapid fade likely to impact future returns

•              Wealth management earnings are more volatile than banking

•              Global scale base is important to develop systems, platforms, and brands

•              The ING JV delivers a sustainable position with scale, with low volatility to ANZ, particularly with equity risk hedged

Volatility in 6 monthly NPAT growth
significantly higher in Wealth Management#

[CHART]

*as measured by one standard deviation from mean half yearly profit growth (or exchange rate movement) over past 10 years # Wealth management includes listed wealth management companies and WM operations of major banks, and excludes AV uplift and goodwill

We have transformed ANZ into a more sustainable, lower risk business

Reduction in risk and movement towards domestic consumer businesses	Has significantly reduced earnings volatility	And has not had a material impact on earnings

[CHART]

* Standard deviation in six monthly NPAT growth for ANZ, excluding abnormal/significant items

Value of focus and specialisation

Specialisation and focus yields better return than generalisation from the perspective of individual challenges and tasks, as this Olympic example demonstrates

[GRAPHIC]

The Generalist Mens Decathlon Gold Medal Winner Sydney 2000	65.8m Specialist premium
37%
The Specialist Mens Individual Event Gold Medal Winner Sydney 2000	90.2m

Event	The Specialists	The Generalists	“Specialist Premium”
100m	9.87 s	10.68 s	8%
110m Hurdle	13.00 s	14.48 s	10%	Average out-
400m	42.84 s	46.71 s	8%	performance
1500m	3 m 32.07 s	4 m 29.48 s	21%
Discus	69.3 m	43.66 m	59%	23%
Shotput	21.29 m	15.11 m	41%
Long Jump	8.55 m	7.76 m	10%
High Jump	2.35 m	2.00 m	18%
Pole Vault	5.90 m	5.00 m	18%

Coherence already achieved in Institutional by clustering businesses…

•                  Businesses established as distinct units to unleash energy & innovation

•                  In 2002, businesses brought together under Institutional

•                  Very high levels of cross sell achieved, with deep engagement with the customer

•                  Low reliance on trading income

[GRAPHIC]

…as it has been in both our Corporate and New Zealand businesses…

[GRAPHIC]

[GRAPHIC]

…now our focus is on building coherence with personal customers

•                  Retail not a traditional strength for ANZ. Creation of specialist businesses necessary:

•                  brought focus to this area

•                  unleashed energy and innovation

•                  prevented smaller network constraining growth through third-party and specialist distribution

•                  Product businesses have grown strongly and achieved scale

•                  Businesses now have sufficient strength and momentum that synergies and growth are possible, but coherence against customer now vital

[GRAPHIC]

ANZ has successfully mastered each stage from performance through to specialisation.  Focus now on coherence, growth and sustainability

THE ANZ JOURNEY

[CHART]

A solid result with good foundation and prospects

•	Solid first half, clean result	We remain confident about our prospects for the year as a whole

•	Accretive New Zealand acquisition. Market leadership in all segments. Integration and synergies on track

•	Business mix inherently domestic, more sustainable

•	Economic environment positive with global upturn. Housing and consumer segments softer, institutional, corporate and SME stronger

•	Risk radically reduced towards optimal

•	ANZ’s execution capability a strength

•	Businesses now clustered around customers for revenue enhancement with emphasis on growth

SECTION 7

Supplementary Information

NBNZ acquisition and TrUEPrS-related significant transactions further increased profit

[CHART]

NBNZ Earnings (NZD)*	NBNZ 4 months NZ$m	NBNZ Pro Forma NZ$m
Interest	347	338
Non Interest	120	116
Operating Income	467	454
Expenses	(192)	(195)
Profit before debt provisions	275	259
Provisions	(31)	(30)
Profit before tax	244	229
Tax	(74)	(65)
NPAT	170	164

Significant transactions	$m
Swap Income & interest	112
Tax expense	28
P&L Impact	84

Cash Dividend (EPS impact only)	(35)

* excludes integration costs

Impact of unwinding TrUEPrS and issuing StEPS

		TrUEPrS		StEPS
Background
•	Issued	•	Sept/Nov 1998	•	27 Sep 2003
•	Amount	•	USD0.775b	•	AUD1b
•	Cost of dividend	•	8% Fixed	•	BBSW Floating
•	Called		1H04

P&L impact
•	Income	•	Swap (difference between 8% fixed and BBSW plus margin)	•	No impact
•	Tax	•	Tax on swap income	•	Credit for dividend paid
		•	Credit for dividend paid
•	NPAT	•	Net swap income	•	No impact

EPS Impact
•	Preference Dividend	•	8% Fixed	•	BBSW

Net Cost		•	BBSW + Margin	•	BBSW + Margin

Revenue hedging undertaken when appropriate

•                  Revenue hedging only undertaken when currency is believed to be outside its normal trading range and inconsistent with their value

•                  Revenue from FX hedges are reported as Interest Income within the Group Centre

	Notional Principal	Income from hedge	Unrealised gain/loss	Exchange Rate	Expiry date
March 2004
USD Revenue Hedges	78	15	35	~0.55	September 2005
NZD Revenue Hedges	1,138	14	51	~1.09	September 2008

September 2003
USD & GBP Revenue Hedges 151	12	37
NZD Revenue Hedges	1,126	8	53

Estimated Proportion of NZ earnings hedged

(rolling 12 months basis)

[CHART]

Tax risk substantially lowered

•                  Tax risk is an ongoing business risk

•                  We have established a constructive working relationship with the ATO and the IRD

•                  Some higher risk aspects of the operations of the multi-jurisdictional ANZ Investment Bank have been substantially wound back in recent years

•                  NBNZ Structured Finance book will be substantially reduced, with the focus going forward on more sustainable business. NBNZ pre-acquisition tax risk is covered by an indemnity from Lloyds TSB

Projected NPAT impact from
NBNZ Structured Finance book

[CHART]

Proportion of NZ 1H04 NPAT
from Structured Finance Deals*

[CHART]

* Geographic profit adjusted for goodwill and funding costs

Low exposure to Inner City residential mortgage lending

Inner City

•                  Total Lending for inner city property at 3.7% of Australian Mortgages portfolio, with 2.1% for investment purposes.  Tight policies to control emerging risks include:

•                  valuations required on all properties

•                  rental income allowable in debt servicing calculation 60%

•                  non-inclusion of negative gearing benefit in serviceability calculation for first time investors

•                  inner city is broadly defined, and extends well beyond CBD

•              Exposure to Melbourne Docklands area ~0.06% of the Australian mortgages portfolio, or <2% of the inner city lending portfolio

•              Delinquencies

•                  only 19 customers nationally with arrears >90 days

•                  no delinquencies in the Melbourne Docklands book

OO – Owner Occupied

RIL – Residential Investment Loan

Mortgages Australia

[CHART]

Location of inner city lending

[CHART]

US power exposures continue to reduce, although lagged credit effects continue to affect the portfolio

Total US Limits(1)

[CHART]

US: March 2004

•                  Outstandings: $0.6bn (70%)

•                  Other Committed: $0.2bn (25%)

•                  Uncommitted: $0.1bn (5%)

Customers

•                  Investment Grade: 10

•                  Non Accrual:  4

•                  Total:  19

•                  We continue to actively manage our exposure to the US Energy sector.

•                  Over the past 18 months, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring.

•                  Whilst Non Accrual Loans have increased in the US portfolio as a result of the lagged credit effect, prudent management has resulted in a lower level of expected losses from the portfolio.  Any further losses can be readily absorbed within existing ELP levels.

(1).        Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

New Specific Provisions down 16% on 2H03

Geographic Specific Provisions

[CHART]

Specific Provisions by Source

[CHART]

Non-accrual loans to Loans & Advances less than half the level of two years ago

New Non-Accrual Loans relatively
stable, default rate down…

[CHART]

…Non-Accrual Loans as a % of the
portfolio down to just 0.45%

[CHART]

RWA to Total Assets not an accurate measure of risk

•                  RWA/Total Assets under the existing accord is a simplistic measure of risk

•                  RWA/Total Assets is distorted by Life company assets not appearing within

•                  RWA does not consider the default risk of individual lending assets, or security profile

•                  peer banks have higher levels of on-balance sheet derivative revaluations and trading securities which reduce their ratios relative to ANZ

RWA to Total Assets

(ex life investment & intangibles)*

[CHART]

•                  More relevant is the impact of Basel II, which takes a more sophisticated and granular approach

•                  Based on QIS3 results, ANZ is likely to receive a benefit greater than peers, reflecting the underlying quality of our book

•                  Notwithstanding this, APRA unlikely to allow significant capital reductions

Change in RWA under Basel II(1)

QIS 3 results

[CHART]

(1).                            The reduction in RWAs using Advanced IRB outcomes (excluding operational risk) when compared with current accord capital requirements can be used as an indicator of the relative riskiness of a bank’s assets.

(2).                            RWA calculations were performed using the capital functions used in QIS 3.0 These may change upon the finalisation of Basel II

* Information as at CBA - 30/09/03, WBC - 30/09/03, NAB - 30/09/03

Mortgages portfolio remains sound

•              Mortgages Portfolio continues to experience strong growth.

•              ANZ “Lo Doc” policy requires a maximum LVR of 60%, maximum loan size $450k and is only available for standard residential and minimum credit standards.

Strong growth in the
mortgage portfolio

[CHART]

Strong LVR profile

[CHART]

Portfolio by product

[CHART]

Specific provisions down 27% on 2H03 – no large single provisions

Specific Provisions

[CHART]

1H04 Specific
Provisions by size

[CHART]

Offshore power exposure reducing, with markets showing signs of improvement

Total Limits Split by Geography

[CHART]

KMV Median Expected Default Frequency

[CHART]

•                  ANZ’s exposure to offshore Power companies has reduced by 23% in the past six months, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional non-diversified, regulated, investor-owned businesses.

•                  Furthermore, KMV Median Expected Default Frequencies indicate that offshore power markets are recovering.  Credit quality erosion is now abating, with the liquidity crunch faced by merchant energy companies in 2002/03 from the backlog of debt rescheduling now largely alleviated.

The quality of the Telcos book continues to improve

Total Telcos Limits(1)

[CHART]

March 2004

•                  Outstandings: $1.76bn (49%)

•                  Other Committed: $1.06bn (29%)

•                  Uncommitted: $$0.78bn (22%)

KMV Meduab Expected Default Frequency

[CHART]

Note:

(1).                            Excludes Settlement Limits but includes Contingent and Market-Related products.

Group risk grade profile

ANZ Group - Outstandings

[CHART]

Total investment grade as at Mar 04: $136.6bn or 65.9% of the portfolio

	Mar-02	Sep-02	Mar-03	Sep-03	Mar-04
B+ to CCC	2.8%	2.5%	2.5%	2.3%	1.9%
Non Accrual	0.9%	0.8%	0.7%	0.6%	0.4%

Geographic risk profiles

Australia & New Zealand

[CHART]

International

[CHART]

	Sep-02	Mar-03	Sep-03	Mar-04	Sep-02	Mar-03	Sep-03	Mar-04
B+ to CCC	2.8%	2.3%	2.3%	1.7%	4.3%	4.9%	6.0%	4.1%
Non Accrual	0.7%	0.4%	0.4%	0.4%	2.4%	4.6%	4.6%	3.3%

Existing and future problem loans are well provided for

•                  The period 1998 through March 2004 has seen Group GP trend down to 98bps, consistent with the sustained de-risking of the Group lending book.

•                  As at March 2004, gross non-accrual loans were 45bps of GLAs. Of this, 44% was covered by specific provisioning.

•                  Group levels of general provisioning and specific provision cover compare favorably with Australian banking peer group.

Note:

(1).                            As per most recent company financial reports for CBA, NAB and WBC

Specific Provision/Non-Accrual
Loans

[CHART]

General Provision/RWAs

[CHART]

Proactive reduction in volume of “Top 10” client committed exposures

•                  Implementation of credit management policies to diversify the loan book exposure, has resulted in reducing the client concentration risk, despite the inclusion of NBNZ exposures. This has been achieved through reducing the volume of “Top 10” client committed lending.

•                  Sustained management of client exposures has reduced the sensitivity of the capital base of “Top 10” clients (to 68% of ACE in March 2004 from 75% of ACE September 2003).

Top 10 Committed Exposures Rating

[CHART]

Top 10 Lending Exposures as % of ACE(1)

[CHART]

Note:

(1).                               March 2004 derivative exposures were calculated using a Monte Carlo model to calculate ANZ’s potential credit loss. The impact in moving to this2 methodology reduced the above ratio by 4.4 percentage points in comparison to ANZ’s previous methodology.

Concentration risk addressed in business and corporate lending book through management cap on industry exposure

•                  Management has reduced concentration risk in ANZ’s business/corporate loan book by limiting industry exposure to 10% of ANZ Group GLAs

•                  Increased diversification of business/corporate lending portfolio across industry segments since 1993 has been accompanied by reallocation of business/corporate lending capacity to retail lines of business

% of ANZ Group Lending Assets

(Australia and New Zealand)

[CHART]

Industry exposures – Australia & NZ (excl. NBNZ)

Health & Community
Services

[CHART]

Cultural & Recreational Services

[CHART]

Forestry & Fishing

[CHART]

Mining

[CHART]

Personal & Other Services

[CHART]

Communication Services

[CHART]

Finance - Other

[CHART]

Transport & Storage

[CHART]

Utilities

[CHART]

Finance – Banks, Building Soc etc.

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Construction

[CHART]

Real Estate
Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

ANZ Group Structure 2004

[CHART]

ANZ Specialist Business Structure 2004

[CHART]

Esanda: operational excellence and improved business economics, partly offset by margins pressure

Esanda’s profit grew 3% for the half, key drivers and initiatives included;

Operational excellence and improved economics

•                  Esanda has made substantial progress in improving the efficiency of its business

•                  Expenses continue to be well managed, CTI down to 40%

•                  Other operating income increased by 9% due mainly to changes in the fee structure for business lending

•                  Our Australian debenture portfolio grew by 5% in 1H04, reaching $7b

•                  Signed an alliance with Pratt Water, allowing Esanda to provide funding for irrigators seeking to convert to water saving drip and sprinkler irrigation – valued at $10m per year for 10 years

•                  Strong growth in the equipment leasing segment in particular in IT and mining equipment

Interest Margin

•                  Net Interest Margin declined by 4 basis points due to run off of higher yielding loans during the half

Branding & Advertising

•                  Esanda promoted as easy to deal with, progressive and forward thinking

•                  New ad campaign launched in March 2004 to position Esanda = Car Finance

•                  3 year sponsorship deal agreed with Wheels Magazine ‘Car of The Year’

New Business Writings per FTE ($m)

[CHART]

Cost to Income Ratio

[CHART]

Debentures on issue - $m

[CHART]

Pacific & Personal Banking Asia: a strong franchise adversely affected by strengthening AUD

Solid underlying NPAT performance up 3% (pre exchange rates) reflective of our strength in the region:

•                  ANZ holds either number 1 or 2 market position in all the Pacific markets in which we operate

•                  The Pacific’s income is dominated by our Fiji and PNG businesses.

•                  Notwithstanding our dominant position growth opportunities remain in existing and new markets

•                  Our centralised Pacific processing hub in Fiji, ‘Quest’, continues to develop its capacity and provision of services to the region.

The strengthening AUD reduced NPAT by $A4m over the half, key drivers included:

•                  Panin has strong momentum in Indonesia.

•                  Solid growth in Personal Banking Asia due to strong focus on customers requiring Australia and New Zealand related transactions.

•                  Strong NPAT growth in PNG due to increase in foreign exchange earnings

•                  Fiji earnings adversely affected by the suspension of forward foreign exchange trading by the Reserve Bank of Fiji

Pacific Market Share

[CHART]

1H04 NPAT impacted by strengthening AUD

[CHART]

ING JV benefits from markets upturn

• NPAT increased 5% over the half driven by:

•                  Higher fee income arising from growth in funds under management (“FUM”)

•                  Higher capital investment earnings, up 7% due to strong equity markets and rising interest rates. These were partially offset by ANZ’s capital hedge losses.

•                  Costs remained flat due to tight expense control

•INGA maintained its number four Retail FUM position as measured by ASSIRT

•Most recent review of valuation model and assumptions performed by Ernst & Young at September 2003 confirmed current carrying value.

•Valuation will be performed at least once a year and more often if there is a significant change in circumstances that is likely to impact the value

Current JV Valuation

$m
ANZ Contribution to JV	879

Equalisation payment	960

Unrecognised profit on sale of ANZ FM	(248)

Equity accounted profit since inception	100

Carrying value ay Mar-04	1,691

Strong Retail FUM growth
since JV inception

[CHART]

INGA NPAT and ANZ net return
improving with market conditions

[CHART]

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com

2004 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2004

Table of contents

1.	CEO review
2.	Result review
3.	Credit Quality
4.	Other Financial Issues
5.	Business performance
6.	Strategy
7.	Supplementary information

2

SECTION 1

ANZ 2004 Interim Results

John McFarlane

Chief Executive Officer

3

ANZ Interim Results Summary

			v Mar 03	v Sept 03

NPAT
• Headline	$1,396	m	22%	16%
• Excluding significant transactions	$1,312	m	15%	9%
• Underlying(3)	$1,241	m	10%	4%

EPS	76.8	cents	11%	5%
Cash EPS(1)	78.9	cents	11%	5%
Dividend fully franked(2)	47	cents	11%	n/a

1.              EPS excluding significant transactions and goodwill amortisation

2.              March 03 dividend of 44c adjusted for bonus element of rights issue (@0.9597)

3.              Excludes significant items, NBNZ and adjusts base for TrUEPrS swap

4

ANZ now has a strong foundation

Successful specialist business model

•              Model now enhanced by clustering around customers;

•                  Personal - Key driver of future growth

•                  Institutional - A leading business with lower risk

•                  Corporate - Strong organic growth

Risk reduced and sustainability improved

•              Credit concentrations almost to optimal levels

•              International risk exposure contained

•              Business mix now more domestic and sustainable

•              Trading risk modest

NBNZ acquisition brings New Zealand leadership

•              NBNZ acquisition cash EPS accretive

•              Two-phase implementation plan

•              Integration and cost synergies are on track

•              Revenue attrition better than expected

•              Customer numbers are now growing

5

A low risk approach to NBNZ integration

Phase one: quick wins

•                  RBNZ approval expected early May

•                  Legal amalgamation into ANZ National, targeted for 30 June 2004

•                  Maintain both brands to enhance customer retention

•                  Rapidly integrate activities that are not systems dependent

•                  Idea sharing already begun for franchise growth

Phase two: full integration

•                  Full plans already submitted to RBNZ. Discussions well progressed

•                  Systems strategy:

•                  Domestic – NZ stand-alone

•                  International – Group systems

•                  Common systems suite in both Australia and New Zealand

•                  Full systems integration expected by end 2005

6

SECTION 2

Results Review

Peter Marriott

Chief Financial Officer

7

A good underlying result, driven by strong income growth and improved credit quality

[CHART]

Cash EPS	Cash EPS			EPS
71.0	75.2	EPS growth	11% / 5%	78.9 Including NBNZ

* Reflects StEPS being reinvested in AUD whereas TrUEPrS was invested in USD

#  Reflects loss of earnings on TrUEPrS hedge

8

NBNZ acquisition and TrUEPrS-related significant transactions further increased profit

[CHART]

	NBNZ 4 months NZ$m	NBNZ Pro Forma NZ$m
NBNZ Earnings (NZD)*
Interest	347	338
Non Interest	120	116
Operating Income	467	454
Expenses	(192)	(195)
Profit before debt provisions	275	259
Provisions	(31)	(30)
Profit before tax	244	229
Tax	(74)	(65)
NPAT	170	164

$m
Significant transactions
Swap Income & interest	112
Tax expense	28
P&L Impact	84

Cash Dividend (EPS impact only)	(35)

*                 excludes integration costs

9

Strong balance sheet growth across most businesses…

•                  End of period lending assets grew by $41.4b (25%) for the half.  Excluding NBNZ, lending grew $8.8b (5%)

•                  Excluding NBNZ, growth was largely in Mortgages $6.8b (10%) and Corporate $1.7b (11%) for the half, reflecting favourable market conditions for both businesses

Lending Volumes ($b)

[CHART]

•                  End of period deposits increased to $128.4b (29%) for the half. Excluding NBNZ deposits volumes grew to $104.9b (5%)

•                  Strong growth was seen across the board, with Personal Banking & Wealth up $1.7b (5.3%), Institutional up $1.5b (5.8%), and Corporate up $0.7b (5.5%)

Deposit Volumes ($b)

[CHART]

* Other deposits include Esanda retail debentures

10

…partly offset by margin pressure, particularly in 2nd quarter

•                  Reduction in mortgage margins the key driver of margin decline –this reduction driven primarily by interest rate environment

•                  Mix impact  of 5bp includes 4bp for increased wholesale funding and 1bp for mortgage mix

Margin Drivers

[CHART]

•                  Mortgage margins were down 12bp over the half, driven principally by the cyclical impact of wholesale rates moving up ahead of the cash rate during the half

•                  Average spread between Cash rate and rolling 30 day rate: Jun-03 6bp, Sep-03 6bp, Dec-03 8bp, Mar-04 21bp

•              Mortgage broker costs accounted for just 1bp of the 12bp mortgage margin decline

Interest rate environment adversely impacting mortgage margins

[CHART]

11

Growth in underlying non-interest income reflects volume growth

[CHART]

12

Expenses well controlled, providing scope for re-investment

Underlying operating expenses increased by 2.8% over the half. Key drivers were:

•                  Operating costs were up 4% in Personal Banking as a result of increased staff training, the cost of rolling out the new telling platform, and increased depreciation resulting from further investment in technology and branch refurbishments

•                  SME expenses up 8% over the half, reflecting substantial investment in this business as we expand the footprint

•                  Volume related costs in the mortgages business drove expenses up 8% over the half

Expenses: Investing for growth

[CHART]

The cost to income ratio remains comfortably within our stated target range of “mid 40’s”.

•                  Both the NBNZ acquisition and TrUEPrS redemption impacted the ratio in the half

•                  The ratio was also impacted by investment in the franchise in the first half

Cost to Income within mid 40’s target

[CHART]

* includes Acquisition, Funding & Integration Costs

13

Doubtful Debts Provision reflects improved underlying portfolio

•                  Standard ELP charge (as a % of average lending assets) has remained stable at 31bps (32bps September 2003)

•                  inclusion of higher quality NBNZ portfolio reduces ELP rate by ~1bp

•                  reduction in headline ELP charge due to 4bps reduction in ELP central adjustment

•                  ELP top up is being unwound in line with the improved credit quality of the offshore lending book, driven by the de-risking strategy

ELP Rate Drivers

[CHART]

ELP Charge

[CHART]

14

SECTION 3

Credit Quality

15

Quality of Consumer & SME portfolios again better than expected

•                  Mortgage delinquencies (60 days) improved over the half

•                  Delinquency for customers new to SME since September 2002 is in line with delinquency on legacy SME portfolio

•                  Strong economic conditions and prudent credit practices have continued to see our Retail delinquency and loss rates remain very low

Delinquencies down on March 03

[CHART]

•                  Delinquency for Mortgage products have flattened over the half

•                  delinquencies on RILs and Broker introduced loans have remained in line with the wider portfolio

•                  Australia’s low unemployment rate should continue to help maintain the quality of the portfolio

Mortgage delinquencies remain low across each category*

[CHART]

TPMI - third party mortgage introducers

OO - Owner Occupied

* Excludes NBNZ

16

Low exposure to Inner City residential mortgage lending

Inner City

•                  Total Lending for inner city property at 3.7% of Australian Mortgages portfolio, with 2.1% for investment purposes.  Tight policies to control emerging risks include:

•                  valuations required on all new properties

•                  rental income allowable in debt servicing calculation 60%

•                  non-inclusion of negative gearing benefit in serviceability calculation for first time investors

•                  inner city is broadly defined, and extends well beyond CBD

•              Exposure to Melbourne Docklands area ~0.06% of the Australian mortgages portfolio, or <2% of the inner city lending portfolio

Mortgages Australia

[CHART]

•              Delinquencies

•                  only 19 customers nationally with arrears >90 days

•                  no delinquencies in the Melbourne Docklands book

Location of inner city lending

[CHART]

OO - Owner Occupied

RIL - Residential Investment Loan

17

US power exposures continue to reduce, although lagged credit effects continue to affect the portfolio

Total US Limits(1)

[CHART]

US: March 2004

•                  Outstandings: $0.6bn (70%)

•                  Other Committed: $0.2bn (25%)

•                  Uncommitted: $0.1bn (5%)

Customers

•                  Investment Grade: 10

•                  Non Accrual:  4

•                  Total:  19

•                  We continue to actively manage our exposure to the US Energy sector.

•                  Over the past 18 months, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring.

•                  Whilst Non Accrual Loans have increased in the US portfolio as a result of the lagged credit effect, prudent management has resulted in a lower level of expected losses from the portfolio.  Any further losses can be readily absorbed within existing ELP levels.

(1).       Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

18

New Specific Provisions down 16% on 2H03

Geographic Specific Provisions

[CHART]

Specific Provisions by Source

[CHART]

19

Non-accrual loans to Loans & Advances less than half the level of two years ago

New Non-Accrual Loans relatively stable, default rate down…

[CHART]

…Non-Accrual Loans as a % of the portfolio down to just 0.45%

[CHART]

20

RWA to Total Assets not an accurate measure of risk

•                  RWA/Total Assets under the existing accord is a simplistic measure of risk

•                  RWA/Total Assets is distorted by Life company assets not appearing within RWA

•                  does not consider the default risk of individual lending assets, or security profile

•                  peer banks have higher levels of on-balance sheet derivative revaluations and trading securities which reduce their ratios relative to ANZ

RWA to Total Assets

(ex life investment & intangibles)*

[CHART]

•                  More relevant is the impact of Basel II, which takes a more sophisticated and granular approach

•                  Based on QIS3 results, ANZ is likely to receive a benefit greater than peers, reflecting the underlying quality of our book

•                  Notwithstanding this, APRA unlikely to allow significant capital reductions

Change in RWA under Basel II(1)

QIS 3 results

[CHART]

1.          The reduction in RWAs using Advanced IRB outcomes (excluding operational risk) when compared with current accord capital requirements can be used as an indicator of the relative riskiness of a bank’s assets.

2.          RWA calculations were performed using the capital functions used in QIS 3.0 These may change upon the finalisation of Basel II

* Information as at CBA - 30/6/03, WBC - 30/09/03, NAB - 30/09/03

21

SECTION 4

Other Financial Issues

•                  Revenue Hedging

•                  Tax Risk

•                  Capital Position

•                  Dividends

•                  Outlook

22

Revenue hedging undertaken when appropriate

•                  Revenue hedging only undertaken when currency is believed to be outside its normal trading range and inconsistent with their value

•                  Revenue from FX hedges are reported as Interest Income within the Group Centre

	Notional Principal	Income from hedge	Unrealised gain/loss	Exchange Rate	Expiry date
March 2004
USD Revenue Hedges	78	15	35	~0.55	September 2005
NZD Revenue Hedges	1,138	14	51	~1.09	September 2008

September 2003
USD & GBP Revenue Hedges	151	12	37
NZD Revenue Hedges	1,126	8	53

Estimated Proportion of NZ earnings hedged

(rolling 12 months basis)

[CHART]

23

Tax risk substantially lowered

•                  Tax risk is an ongoing business risk

•                  We have established a constructive working relationship with the ATO and the IRD

•                  Some higher risk aspects of the operations of the multi-jurisdictional ANZ Investment Bank have been substantially wound back in recent years

•                  NBNZ Structured Finance book will be substantially reduced, with the focus going forward on more sustainable business. NBNZ pre-acquisition tax risk is covered by an indemnity from Lloyds TSB

Projected NPAT impact from NBNZ Structured Finance book

[CHART]

Proportion of NZ 1H04 NPAT from Structured Finance Deals*

[CHART]

* Geographic profit adjusted for goodwill and funding costs

24

Capital position remains strong, and towards the top end of our range

•                  With the acquisition of NBNZ further reducing the risk in the balance sheet, the Group lowered its ACE target range by 50bpts in the half to 4.75% to 5.25%

•                  Capital position is strong, but will be impacted by new APRA treatment of intangibles

•                  this is likely to reduce ACE by approximately 20bp from June onwards

Drivers of ACE ratio

[CHART]

25

A record interim dividend

•                  The record interim dividend of 47 cents per ordinary share represents an 11.1% increase on the 2003 interim dividend adjusting for the bonus element of the rights issue*

•                  Policy is to increase dividend in line with cash earnings per share growth

•                  Cash payout ratio is calculated against core cash earnings (defined as earnings after hybrid distributions, but before goodwill and significant items)

•                  Expect to sustain full franking capacity for the foreseeable future, despite the lower percentage of Australian profits

Interim Dividends

[CHART]

* 2003 interim dividend discounted by 0.9597 representing the dilution impact of the bonus element of the rights issue

26

Short term outlook

•                  We expect ANZ will continue to perform well in 2004

•                  Margin pressures likely to subside in the second half due to lower gap between 90 day rate and cash rate

•                  Lending growth likely to remain robust, but with moderating mortgage growth offset by increased business lending

•                  Expenses will continue to be well managed and focus on growth

•                  Credit quality expected to remain in good shape

•                  Integration costs higher in the second half

27

SECTION 5

Business Performance

Dr Bob Edgar

Chief Operating Officer

28

Our consumer and corporate businesses were the key driver of underlying profit growth, offsetting de-risking impact in IFS

Cluster	PCP Growth			Key Drivers
Consumer Businesses	$62	m*	15%	• Personal Banking Australia up 13% due to growth in consumer deposits, lending and sales commissions
				• Consumer Finance up 21%* due to strong customer growth and turnover in the merchant business
				• ING JV up 18%

				*after adjusting for cards under accrual in 1H03

Institutional Financial Services	$(4	)m	1%	• Fall in NPAT reflects de-risking within the lending portfolio and the impact of the appreciation of the AUD on USD earnings

Corporate	$16		12%	• Strong lending growth in both Corporate and SME driving profit
				• Revenue offset by the cost of expanding the geographic footprint in SME franchise

New Zealand Business	$136	m	large	• Strong lending growth in NBNZ offset reduced volumes in Corporate & Institutional
				• ANZ (NZ) down largely due to margin pressure and continued investment in the franchise

Other	$(1	)m		• 11% growth in Esanda resulting from buoyant new car market and efficiency gains
				• 4% contractions in both Asia Pacific and Treasury driven by exchange and interest rate environments respectively

29

We now have a strong position in the domestic consumer market

We now have a combined retail customer base across Australia & New Zealand of approximately 5.1m customers

•                  We have a scale position

•                  Following the NBNZ integration, all retail customers will be on a Hogan platform

•                  Relative market shares indicate the capacity to derive profit from retail banking

Retail Market Share in Australia & New Zealand*

[CHART]

* source: ANZ - weighted average of Australian and New Zealand market shares, based on Roy Morgan data in Australia (share of traditional banking) and ACNeilson data in NZ (share of main bank customers)

30

Our Australian consumer businesses have improved their position

In 2002, we set out to revitalise our branch network, with the aim of growing our market share and our share of wallet

•                  We have grown market share by more than each of our peers. Specialisation has helped with this.

•                  We have grown our share of wallet, but remain well below peers. Clustering of consumer businesses will help grow share of wallet going forward

Australian Market Share Traditional Banking*

[CHART]

Change in Market Share Jun 2002 - Jan 2004

[CHART]

Share of Customer Wallet*

[CHART]

Change in Share of Wallet Jun 2002 - Jan 2004

[CHART]

Source - Roy Morgan Research

* traditional consumer banking is defined as transactions, deposits, personal/other loans, mortgages and credit cards, rolling 12 months. Peers include CBA, NAB, WBC

31

Personal Banking Australia: strong foundation delivering results

A continued commitment to investing in our franchise has seen strong growth in the half with NPAT up 8%.  The result was built upon:

•                  Strong revenue growth up 5% on the half driven by robust deposits growth up 5%, solid growth in Rural lending  up 8%, and continued growth in our margin lending business up 39%.

•                  Net interest margin increased 4bps following increases in the cash rate, but was partly offset by growth in lower margin deposits

•                  Increase in non interest income reflecting 4% growth in sales and retention payments received from sale of ANZ products.

•                  Expenses increased 4% largely due to our continued investment in the franchise, including:

•                  Continued investment in sales  training

•                  The successful roll out of the new telling platform to the entire branch network

•                  Ongoing commitment to branch refurbishments and improving the risk profile of our branch network.

•                  Opening of four new branches in the half

The investment in our franchise is delivering results

Staff satisfaction

[CHART]

Customer satisfaction

[CHART]

Source: Roy Morgan Research “very” or “fairl” satisfied

[CHART]

Source: Nielsen Media Research overall satisfaction

Driving solid growth in NPAT

[CHART]

* Peers include CBA, NAB, WBC

32

Consumer Finance: interchange impact well managed; offset by growth initiatives

Strong profit growth, up 9% for the half driven by:

•                  Well managed changes to credit card programs following Interchange Reform

•                  Significant reduction in loyalty expense following the restructuring of our product suite

•                  Customer attrition minimised; concentrated in high transacting customers

•                  Leading loyalty product - ANZ Frequent Flyer (“AFF”) -remains attractive

•                  Majority (52%) of customers not impacted

•                  Only Big 4 Bank still offering $1 spend to earn 1 QFF point on standard and Gold VISA/MasterCards

•                  New products/services- Diners; Low Rate MasterCard -have been successful; on-line Personal loan approval

•                  Strong growth in the merchant customer base with 6% increase in the half year

•                  Increased merchant turnover over the Christmas period

•                  Strong expense control: up 1% on prior half

Our merchant base has grown Customer numbers (000s)

[CHART]

NPAT

[CHART]

$ spend to earn 1 QFF point for standard and Gold VISA/MasterCards

[CHART]

33

Mortgages: strong volume growth more than offset by interest rate environment

NPAT reduced 7% for the half despite continued strong volume growth, key drivers included:

•                  A 10% increase in mortgage volumes during the half resulting from record sales volumes being written through all key channels was offset by a 12 basis point reduction in margin due to higher funding costs following two interest rate increases.

•                  Sales and retention commissions paid to personal Banking increased due to growth in sales through the branch network

•                  Operating expenses increased 8% largely driven by volume growth, along with costs associated with the business investing for the future

In the half the Mortgages business has significantly improved customer and staff satisfaction, maintained product leadership in Cannex Awards (independent mortgage analysts), and continued to focus on channel diversity, including development of the ANZ Mortgage Solutions franchises

Cannex Product Awards March 2004

[CHART]

Margin impact on NPAT substantial

[CHART]

Australian Retail Mortgage sales remain strong

[CHART]

34

IFS: subdued result driven by focus upon de-risking

The IFS profit was adversely affected by revenue constraints imposed by the de-risking strategy, and the strength of the AUD affecting offshore earnings.  Positive aspects of the result include:

•                  Specific provision charge has decreased A$32m (34%) to A$62m for the half, reflecting the improving quality of the portfolio and AUD appreciation

•                  Continued underlying cost discipline was evident across the business with operating expenses up 3% for the half, largely attributable to increased pension costs in the UK and increasing our FX and Capital Markets capabilities in the UK and Asia.

•                  Maintained our leading domestic market position

•                  IFS offshore lending reduced by 47% since September 2001.  At March 2004 IFS offshore lending comprise ~ 3% of Group balance sheet

NPAT composition shifted towards less volatile and more sustainable earnings

[CHART]

IFS Offshore assets as % of Group assets substantially reduced

[CHART]

Reduction in lending assets is affecting NPAT*

[CHART]

35

Corporate: continued strong growth and investment in the business

Continued growth in Corporate NPAT with the half year result up 5%, key highlights include:

Corporate Banking Australia

•                  4% revenue growth driven by growth in average lending volumes of 10%, coupled with solid growth in average deposit volumes of 8%

•                  Wall St to Main St activity increased, with revenue from these deals up over 50% in the half

•                  46% of total profit generated from Corporate customers is recorded in other business units results

•                  Operating expenses were up 4% as we invested for growth, including increased frontline FTE

•                  Net specific provisions down significantly from 2H03.

Small to Medium Enterprises Australia

•                  7% revenue growth driven by 14% average lending growth, and 9% increase in average deposit volumes

•                  Continued growth reflecting effective investment in the business and a focus on delivering a superior customer proposition, including;

•                  expanding our geographic business footprint: frontline FTE up ~ 200 in last two years

•                  more FTE committed to industry specialisation

•                  effective use of 3rd party originated loans to ensure full capacity utilization of relationship teams and continuing introduction of quality customers to ANZ

•                  Operating expenses up 8% reflecting the above mentioned investments and on-going business infrastructure

•                  Sound credit quality, which is closely monitored

Strong, low risk lending growth

Corporate

[CHART]

SME

[CHART]

* Non accrual loans as % of net loans and advances

Price is not a key driver in customers using brokers in SME market

[CHART]

36

Esanda: operational excellence and improved business economics, partly offset by margins pressure

Esanda’s profit grew 3% for the half, key drivers and initiatives included;

Operational excellence and improved economics

•                  Esanda has made substantial progress in improving the efficiency of its business

•                  Expenses continue to be well managed, CTI down to 40%

•                  Other operating income increased by 9% due mainly to changes in the fee structure for business lending

•                  Our Australian debenture portfolio grew by 5% in 1H04, reaching $7b

•                  Signed an alliance with Pratt Water, allowing Esanda to provide funding for irrigators seeking to convert to water saving drip and sprinkler irrigation - valued at $10m per year for 10 years

•                  Strong growth in the equipment leasing segment in particular in IT and mining equipment

Interest Margin

•                  Net Interest Margin declined by 4 basis points due to run off of higher yielding loans during the half

Branding & Advertising

•                  Esanda promoted as easy to deal with, progressive and forward thinking

•                  New ad campaign launched in March 2004 to position Esanda = Car Finance

•                  3 year sponsorship deal agreed with Wheels Magazine ‘Car of The Year’

[LOGO]

[LOGO]

New Business Writings per FTE ($m)

[CHART]

Cost to Income Ratio

[CHART]

Debentures on issue - $m Up (20)%

[CHART]

37

Pacific & Personal Banking Asia: a strong franchise adversely affected by strengthening AUD

Solid underlying NPAT performance up 3% (pre exchange rates) reflective of our strength in the region:

•                  ANZ holds either number 1 or 2 market position in all the Pacific markets in which we operate

•                  The Pacific’s income is dominated by our Fiji and PNG businesses.

•                  Notwithstanding our dominant position growth opportunities remain in existing and new markets

•                  Our centralised Pacific processing hub in Fiji, ‘Quest’, continues to develop its capacity and provision of services to the region.

The strengthening AUD reduced NPAT by $A4m over the half, key drivers included:

•                  Panin has strong momentum in Indonesia.

•                  Solid growth in Personal Banking Asia due to strong focus on customers requiring Australia and New Zealand related transactions.

•                  Strong NPAT growth in PNG due to increase in foreign exchange earnings

•                  Fiji earnings adversely affected by the suspension of forward foreign exchange trading by the Reserve Bank of Fiji

Pacific Market Share

[CHART]

1H04 NPAT impacted by strengthening AUD

[CHART]

38

ANZ New Zealand (ex NBNZ): result affected by inclusion of mortgage business, margin pressure and exchange rates

ANZ (NZ) result was adversely affected by reduced net interest income from mortgages business (mortgage business included for the first time  which was previously reported in ANZ’s specialist Mortgages business) and exchange rates. As a result, NPAT was down 3% for the half, however excluding Mortgages, NPAT increased 1%

•                  Personal - strong growth in deposit FUM offset by a decline in fee income, due partly to the removal of non-ANZ ATM fee for NBNZ customers, and lower punitive fee income.  The half also saw continued re-investment in the franchise, with the opening of two branches and increased spend on brand image. This increased investment offset net interest income growth of 2% resulting in a flat profit for Personal in the half.

•                  Mortgages - after several halves of stable margins, an adverse yield curve in the current half resulted in a 13bp margin contraction in the mortgages business, more than offsetting the good volume growth.

•                  Other - solid performance principally from Corporate, driven largely by strong interest income from robust lending and deposit growth and growth in fee income

ANZ (NZ) NPAT adversely impacted by Mortgages

[CHART]

*includes Business, Rural and Corporate Banking

Interest rate environment adversely impacting mortgage margins

[CHART]

39

Integration update

1.              Integration Planning

•                  Detailed integration planning for 41 workstreams virtually completed, common management structure in place

•                  Integration is on track

2.              Systems

•                  ANZ National to adopt common systems largely based around ANZ’s core systems with selected best of breed front office NBNZ applications

3.              Synergies

•                  To meet RBNZ requirements, more technology processing than expected will be undertaken in NZ. The cost of this has been offset by the identification of additional synergies, with overall cost synergies in line with prior forecast of A$110m pa (within 3 years)

•                  RBNZ focus is industry wide not ANZ and NBNZ specific

•                  Customer attrition rate is better than originally forecast, and expected revenue synergies have been upgraded

4.              Integration Costs

•                  Integration costs remain in line with prior estimate of A$230m.

40

Net customer acquisition rebounding well

NBNZ Personal

•                  acquisition of customers continues to rebound from 2003, and continues to be a net acquirer

ANZ Personal

•                  net outflow continues, but at a much lower level in March compared to February 2004 and March 2003

NBNZ Business & Rural

•                  net acquisitions remain positive, however down on year earlier levels

ANZ Business & Rural

•                  net outflow continues but at a substantially reduced rate compared to twelve months prior

ANZ Corporate

•                  maintains a net inflow

Personal Net Customer Acquisition rebounding well

3 month moving average*

[CHART]

* 3 month moving average removes impact of monthly volatility

41

Current integration plans project a positive outcome from 2006

Net Integration Position (pre-tax)

[CHART]

•                  Cost synergies in line with business case, however newly identified synergies offset by increased processing costs in NZ

•                  Revenue attrition improved modestly on business case

•                  Revenue synergies substantially upgraded from business case

•                  Integration costs $230m

•                  ~10% will be met by restructuring charge included in the calculation of goodwill

•                  ~10% relates to equipment that will be capitalised

•                  ~10%-15% relates to the cost of existing resources

Integration Costs: where we will spend $230m

[CHART]

Cost Synergies*: where we will save $110m p.a.

[CHART]

Revenue Synergies*: where we will create revenue benefits

[CHART]

* Synergies are based on percentage of 2007 benefits

42

Integration timetable*

[CHART]

* selected business units

43

Business summary

•                  Consumer & Corporate businesses performing well

•                  Institutional Financial Services de-risking strategy progressing well

•                  New Zealand business and integration on track

•                  A strong foundation for growth

44

SECTION 6

CEO Review

John McFarlane

Chief Executive Officer

45

ANZ systematically optimises variables to create value

[CHART]

46

After six years of risk reduction we are now approaching optimal levels

Offshore exposure

International Asset to Group Assets

[CHART]

International NPAT to Group NPAT*

[CHART]

* excludes significant and abnormal items

Trading Value at Risk#

[CHART]

#  Average daily Value at Risk at 97.5% confidence interval

47

Our strategy is to grow sustainable earnings at low volatility

•                  NZ makes our earnings less volatile

•                  Although NZ alone is more volatile than group, diversification results in NZ creating lower overall volatility at a group level

Volatility in ANZ 6 monthly NPAT growth over past 10 years*

[CHART]

•                  Wealth management’s susceptibility to globalisation and rapid fade likely to impact future returns

•                  Wealth management earnings are more volatile than banking

•                  Global scale base is important to develop systems, platforms, and brands

•                  The ING JV delivers a sustainable position with scale, with low volatility to ANZ, particularly with equity risk hedged

Volatility in 6 monthly NPAT growth significantly higher in Wealth Management#

[CHART]

*as measured by one standard deviation from mean half yearly profit growth (or exchange rate movement) over past 10 years

# Wealth management includes listed wealth management companies and WM operations of major banks, and excludes AV uplift and goodwill

48

We have transformed ANZ into a more sustainable, lower risk business

Reduction in risk and movement towards domestic consumer businesses	Has significantly reduced earnings volatility	And has not had a material impact on earnings

[CHART]

* Standard deviation in six monthly NPAT growth for ANZ, excluding abnormal/significant items

49

Value of focus and specialisation

Specialisation and focus yields better return than generalisation from the perspective of individual challenges and tasks, as this Olympic example demonstrates

[GRAPHIC]

The Generalist Mens Decathlon Gold Medal Winner Sydney 2000	65.8m	Specialist premium 37%

The Specialist Mens Individual Event Gold Medal Winner Sydney 2000		90.2m

Event	The Specialists	The Generalists	“Specialist Premium”
100m	9.87 s	10.68 s	8%	Average out-performance 23%
110m Hurdle	13.00 s	14.48 s	10%
400m	42.84 s	46.71 s	8%
1500m	3 m 32.07 s	4 m 29.48 s	21%
Discus	69.3 m	43.66 m	59%
Shotput	21.29 m	15.11 m	41%
Long Jump	8.55 m	7.76 m	10%
High Jump	2.35 m	2.00 m	18%
Pole Vault	5.90 m	5.00 m	18%

50

Coherence already achieved in Institutional by clustering businesses…

•                  Businesses established as distinct units to unleash energy & innovation

•                  In 2002, businesses brought together under Institutional

•                  Very high levels of cross sell achieved, with deep engagement with the customer

•                  Low reliance on trading income

[GRAPHIC]

51

…as it has been in both our Corporate and New Zealand businesses…

[GRAPHIC]

[GRAPHIC]

52

…now our focus is on building coherence with personal customers

•                  Retail not a traditional strength for ANZ. Creation of specialist businesses necessary:

•                  brought focus to this area

•                  unleashed energy and innovation

•                  prevented smaller network constraining growth through third-party and specialist distribution

•                  Product businesses have grown strongly and achieved scale

•                  Businesses now have sufficient strength and momentum that synergies and growth are possible, but coherence against customer now vital

[GRAPHIC]

53

ANZ has successfully mastered each stage from performance through to specialisation.  Focus now on coherence, growth and sustainability

THE ANZ JOURNEY

[CHART]

54

A solid result with good foundation and prospects

• Solid first half, clean result	We remain confident about our prospects for the year as a whole

• Accretive New Zealand acquisition. Market leadership in all segments. Integration and synergies on track

• Business mix inherently domestic, more sustainable

•     Businesses now clustered around customers for revenue enhancement with emphasis on growthEconomic environment positive with global upturn.  Housing and consumer segments softer, institutional, corporate and SME stronger

• Businesses now clustered around customers for revenue enhancement with emphasis on growthRisk radically reduced towards optimal

• Businesses now clustered around customers for revenue enhancement with emphasis on growthANZ’s execution capability a strength

• Businesses now clustered around customers for revenue enhancement with emphasis on growth

55

SECTION 7

Supplementary Information

56

Impact of unwinding TrUEPrS and issuing StEPS

		TrUEPrS		StEPS
Background
•	Issued	•	Sept/Nov 1998	•	27 Sep 2003
•	Amount	•	USD0.775b	•	AUD1b
•	Cost of dividend	•	8% Fixed	•	BBSW Floating
•	Called		1H04

P&L impact
•	Income	•	Swap (difference between 8% fixed and BBSW plus margin)	•	No impact
•	Tax	•	Tax on swap income	•	Credit for dividend paid
		•	Credit for dividend paid
•	NPAT	•	Net swap income	•	No impact

EPS Impact
•	Preference Dividend	•	8% Fixed	•	BBSW

Net Cost		•	BBSW + Margin	•	BBSW + Margin

57

Mortgages portfolio remains sound

•                  Mortgages Portfolio continues to experience strong growth.

•                  ANZ “Lo Doc” policy requires a maximum LVR of 60%, maximum loan size $450k and is only available for standard residential and minimum credit standards.

Strong growth in the mortgage portfolio

[CHART]

Strong LVR profile

[CHART]

Portfolio by product

[CHART]

58

Specific provisions down 27% on 2H03 - no large single provisions

Specific Provisions

[CHART]

1H04 Specific Provisions by size

[CHART]

59

Offshore power exposure reducing, with markets showing signs of improvement

Total Limits Split by Geography

[CHART]

KMV Median Expected Default Frequency

[CHART]

•                  ANZ’s exposure to offshore Power companies has reduced by 23% in the past six months, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional non-diversified, regulated, investor-owned businesses.

•                  Furthermore, KMV Median Expected Default Frequencies indicate that offshore power markets are recovering.  Credit quality erosion is now abating, with the liquidity crunch faced by merchant energy companies in 2002/03 from the backlog of debt rescheduling now largely alleviated.

60

The quality of the Telcos book continues to improve

Total Telcos Limits(1)

[CHART]

March 2004

•                  Outstandings: $1.69bn (49%)

•                  Other Committed: $1.01bn (29%)

•                  Uncommitted: $0.78bn (22%)

KMV Median Expected Default Frequency

[CHART]

Note:

1.               Excludes Settlement Limits but includes Contingent and Market-Related products.

61

Group risk grade profile

ANZ Group - Outstandings

[CHART]

62

Geographic risk profiles

Australia & New Zealand

[CHART]

International

[CHART]

	Sep-02	Mar-03	Sep-03	Mar-04	Sep-02	Mar-03	Sep-03	Mar-04
B+ to CCC	2.8%	2.3%	2.3%	1.7%	4.3%	4.9%	6.0%	4.1%
Non Accrual	0.7%	0.4%	0.4%	0.4%	2.4%	4.6%	4.6%	3.3%

63

Existing and future problem loans are well provided for

•                  The period 1998 through March 2004 has seen Group GP trend down to 98bps, consistent with the sustained de-risking of the Group lending book.

•                  As at March 2004, gross non-accrual loans were 45bps of GLAs. Of this, 44% was covered by specific provisioning.

•                  Group levels of general provisioning and specific provision cover compare favorably with Australian banking peer group.

Specific Provision/Non-Accrual Loans

[CHART]

General Provision/RWAs

[CHART]

Note:

1.          As per most recent company financial reports for CBA, NAB and WBC

64

Proactive reduction in volume of “Top 10” client committed exposures

•                  Implementation of credit management policies to diversify the loan book exposure,  has resulted in reducing the client concentration risk, despite the inclusion of NBNZ exposures.  This has been achieved through reducing the volume of “Top 10” client committed lending.

•                  Sustained management of client exposures has reduced the sensitivity of the capital base of “Top 10” clients (to 68% of ACE in March 2004 from 75% of ACE September 2003).

Top 10 Committed Exposures

[CHART]

Top 10 Lending Exposures as % of ACE(1)

[CHART]

Note:

(1).                               March 2004 derivative exposures were calculated using a Monte Carlo model to calculate ANZ’s potential credit loss. The impact in moving to this methodology reduced the above ratio by 4.4 percentage points in comparison to ANZ’s previous methodology.

65

Concentration risk addressed in business and corporate lending book through management cap on industry exposure

•                  Management has reduced concentration risk in ANZ’s business/corporate loan book by limiting industry exposure to 10% of ANZ Group GLAs

•                  Increased diversification of business/corporate lending portfolio across industry segments since 1993 has been accompanied by reallocation of business/corporate lending capacity to retail lines of business

% of ANZ Group Lending Assets

(Australia and New Zealand)

[CHART]

66

Industry exposures – Australia & NZ (excl. NBNZ)

Health & Community
Services

[CHART]

Cultural & Recreational Services

[CHART]

Forestry & Fishing

[CHART]

Mining

[CHART]

Personal & Other Services

[CHART]

Communication Services

[CHART]

67

Finance - Other

[CHART]

Transport & Storage

[CHART]

Utilities

[CHART]

Finance – Banks, Building Soc etc.

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Construction

[CHART]

68

Real Estate
Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

69

ANZ Group Structure 2004

[CHART]

70

ANZ Specialist Business Structure 2004

[CHART]

*Matrix

71

ING JV benefits from markets upturn

•NPAT increased 5% over the half driven by:

•                  Higher fee income arising from growth in funds under management (“FUM”)

•                  Higher capital investment earnings, up 7% due to strong equity markets and rising interest rates. These were partially offset by ANZ’s capital hedge losses.

•                  Costs remained flat due to tight expense control

•INGA maintained its number four Retail FUM position as measured by ASSIRT

•Most recent review of valuation model and assumptions performed by Ernst & Young at September 2003 confirmed current carrying value.

•Valuation will be performed at least once a year and more often if there is a significant change in circumstances that is likely to impact the value

Current JV Valuation

$m
ANZ Contribution to JV	879

Equalisation payment	960

Unrecognised profit on sale of ANZ FM	(248)

Equity accounted profit since inception	100

Carrying value ay Mar-04	1,691

Strong Retail FUM growth
since JV inception

[CHART]

INGA NPAT and ANZ net return
improving with market conditions

[CHART]

72

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com

73